EXHIBIT 99.1

Highlander Silver Announces Results of Annual General Meeting of Shareholders

TORONTO, June 26, 2026 (GLOBE NEWSWIRE) -- Highlander Silver Corp. (TSX, NYSE American: HSLV) (“Highlander Silver” or the “Company”) is pleased to announce that all matters presented for approval at the Company’s annual meeting of shareholders held yesterday, as more particularly set out in the Company’s Management Information Circular dated May 12, 2026, have been approved. These matters included:

  Electing each of the Company’s six nominees as directors of the Company; and
  Re-appointing Davidson & Company LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and authorizing the board of directors of the Company to fix their remuneration.

A summary of the results for the election of the Company’s directors is provided below:

Name of Nominee	Votes For		Votes Withheld
	Number	%	Number	%
Richard Warke	72,418,230	85.42%	12,355,866	14.58%
Daniel Earle	77,275,647	91.15%	7,498,449	8.85%
Poonam Puri	84,655,749	99.86%	118,347	0.14%
Jerrold Annett	75,080,276	88.57%	9,693,820	11.43%
Javier Toro	75,434,356	88.98%	9,339,740	11.02%
Thomas Whelan	77,715,781	91.67%	7,058,315	8.33%

On behalf of Highlander Silver

“Daniel Earle”
President and CEO, Director

Information contact

Arun Lamba, Vice President Corporate Development
alamba@highlandersilver.com

About Highlander Silver

Highlander Silver is a high-quality silver-growth company developing a portfolio of advanced-stage assets in Peru which includes the bonanza-grade San Luis gold-silver project, which ranks among the 10 highest-grade projects globally in both gold and silver categories, and the Corani silver project, the largest fully-permitted silver deposit in the world.1 The Company also operates the Mercedes gold-silver mine in Mexico. Highlander Silver's major shareholders include the Augusta Group, Lundin family, and Eric Sprott.

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1 S&P Global rankings including the Corani silver project and San Luis gold-silver project.